SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 26, 2006

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the following:

(1)	an announcement to i-CABLE’s shareholders dated April 24, 2006, regarding i-CABLE’s annual general meeting; and

(2)	a proxy card regarding shareholders’ instructions to The Bank of New York as Depositary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: April 26, 2006

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

STOCK CODE: 1097

Directors:	Registered Office:
Mr. Stephen T. H. Ng (Chairman & Chief Executive Officer)	16th Floor, Ocean Centre,
Mr. F. K. Hu, GBS, CBE, JP*	Harbour City, Canton Road,
Hon. Victor C. W. Lo, GBS, JP*	Kowloon,
Dr. Dennis T. L. Sun, BBS, JP*	Hong Kong
Sir Gordon Y. S. Wu, GBS, KCMG, FICE*
Mr. Anthony K. K. Yeung, JP*
24th April, 2006

(* Independent Non-executive Directors)

To the Shareholders

Dear Sir or Madam,

ANNUAL GENERAL MEETING

GENERAL MANDATES

1.	At the Annual General Meeting of i-CABLE Communications Limited (the “Company”; together with its subsidiaries, the “Group”) held on 11th May, 2005, ordinary resolutions were passed giving general mandates to directors of the Company (the “Directors”) (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for that purpose) of up to 10 per cent. of the issued share capital of the Company as at 11th May, 2005; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 11th May, 2005, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) the nominal amount of any shares repurchased by the Company.

i-CABLE Communications Limited

2.	Pursuant to the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting (“AGM”) for 2006, unless renewed at that meeting. Resolutions will be proposed at the AGM to renew these mandates, and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase mandate is set out in the Appendix to this document.

3.	Two Directors of the Company, namely, Mr. Stephen T. H. Ng and Sir Gordon Y. S. Wu (the “Retiring Directors”), are due to retire from the board of Directors and proposed to be re-elected at the AGM. They do not have any fixed term of service with the Company. Therefore, after their re-election at the forthcoming AGM, they will continue to be Directors of the Company for an unspecified term but will be subject to retirement from the Company’s Board at annual general meetings of the Company once every three years and may offer themselves for re-election. Save as disclosed below: (i) so far as the Directors are aware, as at 18th April, 2006 (being the latest practicable date for determining the relevant information), none of the Retiring Directors has any interest (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) in the securities of the Company; (ii) none of the Retiring Directors holds, or in the past three years held, any directorship in any listed public company; and (iii) none of the Directors has any relationship with any other Directors, senior management or any substantial or controlling shareholders of the Company. There is no information which is discloseable nor is/was any of the two Directors involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. There is no other matter which needs to be brought to the attention of the shareholders of the Company in relation to the proposed re-election of the Retiring Directors.

Set out below are certain additional information relating to the two Directors proposed to be re-elected at the AGM:

Mr. Stephen Tin Hoi NG, aged 53, was appointed a Director of the Company in 1999. He is the Chairman and Chief Executive Officer of the Company. He is also the deputy chairman and managing director of the Company’s holding company, namely, The Wharf (Holdings) Limited (“Wharf”), the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of both Modern Terminals Limited and Joyce Boutique (Holdings) Limited, and the chairman, president and chief executive officer of Wharf T&T Limited and the chairman of The “Star” Ferry Company, Limited. He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

Mr. Ng is also a director of certain subsidiaries of Wharf. So far as the Directors are aware, as at 18th April, 2006 (being the latest practicable date for determining the relevant information), Mr. Ng had interests (within the meaning of Part XV of the Securities and Future Ordinance (the “SFO”)) in 1,065,005 shares of the Company and 1,500,000 shares in options to subscribe for shares of the Company. Mr. Ng, as Chairman of the Company, is receiving from the Company a Director’s fee at such rate as from time to time approved by Shareholders, currently being HK$50,000 per annum.

i-CABLE Communications Limited

Furthermore, he also receives from the Group an emolument, inclusive of basic salary, various allowances, etc., of approximately HK$2.6 million per annum. In addition, a discretionary bonus is normally payable to Mr. Ng with the amount of such bonus to be fixed unilaterally by the employer in each year. The amount of the emolument payable to Mr. Ng is determined by reference to the level and/or range of remuneration package normally granted by employers in Hong Kong to a senior executive of comparable calibre and job responsibilities. Such emolument is determined by the Company as a reasonable amount.

Sir Gordon Ying Sheung WU, GBS, KCMG, FICE, aged 70, was appointed a Director of the Company in 2001. He is an independent Non-executive Director of the Company. He is also the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honours which include, inter alia, chairmanship of City University of Hong Kong since 2004, as well as membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institute of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004.

Sir Gordon is receiving from the Company a Director’s fee at such rate as from time to time approved by Shareholders, currently being HK$50,000 per annum. He has no service contract with the Group and therefore he receives no emolument from the Group other than the abovementioned Director’s fee.

4.	Pursuant to the Articles of Association, subject to the Companies Ordinance, a poll may be demanded in relation to any resolution put to the vote of the AGM before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least three members present in person or by proxy and entitled to vote; or

i-CABLE Communications Limited

(c)	by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	by any member or members present in person or by proxy and holding shares in the Company conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

5.	Notice of the AGM is set out on pages 7 to 10 of this document. A form of proxy for use at the AGM is enclosed. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the AGM. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the AGM if you so wish.

6.	The Directors believe that the general mandates are in the interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully,
Stephen T. H. Ng
Chairman &
Chief Executive Officer

i-CABLE Communications Limited

APPENDIX

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to “Share(s)” mean ordinary share(s) of HK$1.00 each in the capital of the Company:

(i)	It is proposed that the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate. As at 18th April, 2006, being the latest practicable date for determining such figure, the number of Shares in issue was 2,019,234,400 Shares. On the basis of such figure (and assuming no new Shares will be issued or no Share will be repurchased after 18th April, 2006 and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of up to 201,923,440 Shares.

(ii)	The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii)	The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company’s constitutive documents and the laws of Hong Kong.

(iv)	There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December, 2005 being forwarded to all shareholders together with this circular letter) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v)	There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Company who have a present intention, in the event that the general repurchase mandate is granted by shareholders, to sell Shares to the Company.

i-CABLE Communications Limited

(vi)	The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii)	The Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the “Takeover Code”) as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder’s proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

(viii)	No purchase has been made by the Company of Shares in the six months prior to the latest practicable date before the printing of this document.

(ix)	No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by shareholders.

(x)	The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
April 2005	3.050	2.825
May 2005	2.925	2.650
June 2005	2.750	2.550
July 2005	2.600	2.500
August 2005	2.550	2.300
September 2005	2.375	2.100
October 2005	2.300	1.960
November 2005	2.250	1.910
December 2005	1.960	1.820
January 2006	2.050	1.900
February 2006	2.050	1.870
March 2006	2.000	1.740
From 1st April, 2006 to 18th April, 2006, being the latest practicable date	1.780	1.700

i-CABLE Communications Limited

I-CABLE COMMUNICATIONS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of i-CABLE Communications Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Monday, 22nd May, 2006 at 10:00 a.m. for the purpose of transacting the following business:

As ordinary business:

(1)	To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2005.

(2)	To declare a Final Dividend for the year ended 31st December, 2005.

(3)	To re-elect retiring Directors.

(4)	To appoint Auditors and authorise the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions as ordinary resolutions:

(5)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

i-CABLE Communications Limited

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting.”

(6)	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb)	(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(aa)	the conclusion of the next Annual General Meeting of the Company;

i-CABLE Communications Limited

(bb)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc)	the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders in general meeting; and

“Rights Issue” means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (6) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (5) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.”

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, 24th April, 2006

Registered Office:

16th Floor, Ocean Centre,

Harbour City, Canton Road,

Kowloon,

Hong Kong

i-CABLE Communications Limited

Notes:

(a)	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company’s registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b)	With reference to the Ordinary Resolution proposed under item (6) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive or employee share option or incentive scheme from time to time adopted by the Company.

(c)	The Register of Members will be closed from Monday, 15th May, 2006 to Monday, 22nd May, 2006, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 12th May, 2006.

i-CABLE Communications Limited

☐	Ú	DETACH PROXY CARD HERE	Ú

	Mark, Sign, Date and Return	☒
	the Proxy Card Promptly	Votes must be indicated
	Using the Enclosed Envelope.	(x) in Black or Blue ink.

		FOR	AGAINST			FOR	AGAINST

1	To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2005.	☐	☐	4	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.	☐	☐

2	To declare a final dividend for the year ended 31st December, 2005.	☐	☐	5	To give a general mandate to the Directors for share repurchases by the Company.	☐	☐

3	(a) To re-elect Mr. Stephen T. H. Ng , a retiring Director, as a Director.	☐	☐	6	To give a general mandate to the Directors for issue of shares.	☐	☐

	(b) To re-elect Sir Gordon Y.S. Wu, a retiring Director, as a Director.	☐	☐	7	To approve the addition of repurchased securities to the share issue general mandate stated under Resolution No. 6.	☐	☐

					To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

i-CABLE COMMUNICATIONS LIMITED

Instructions to The Bank of New York, as Depositary (Must be received prior to the close of business 3:00 p.m. Eastern Standard Time on May 11, 2006)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of i-CABLE Communications Limited registered in the name of the undersigned on the books of the Depositary as of the close of business April 13, 2006 at the Annual General Meeting of the Shareholders of i-CABLE Communications Limited to be held on May 22, 2006 in Hong Kong.

NOTES:

1.	Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.  ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.